REALMARK PROPERTIES                                               (716) 636-0280
2350 North Forest Road                                        Fax (716) 636-0466
Getzville, New York 14068



                               September 28, 2007

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

                               Re: Realmark Property Investors Limited
                                     Partnership - II
                                   Form 10-K for the fiscal year ended
                                     December 31, 2006
                                   File No. 0-11909

Dear Mr. Gordon:

         The following is in response to your letter dated July 19, 2007 with regard to the above referenced Form 10-K filing of Realmark Property Investors Limited Partnership - II (the Partnership) for the year ended December 31, 2006:

Item 1B. Unresolved Staff Comments, page 7
------------------------------------------

1. Please revise your filing to include discussion of the unresolved comments from our comment letters dated May 16, 2005 and June 8, 2005.

The Partnership does not have a record of your correspondence. Please provide copies of these letters in order for the comments to be appropriately addressed.

Consolidated Statements of Operations, page F-3
-----------------------------------------------

2. Please tell us how you determined the equity interest on sale of property ($2,378,002) and equity in earnings of unconsolidated joint ventures ($207,541) that is recorded on the income statement.

As indicated in note 4 on page F-12, the Partnership has a 50% joint interest in Research Triangle Joint Venture Land (JV Land). In July 2006, the land was sold for a purchase price of $1,371,704. The Partnership received a distribution in the amount of $711,314 related to the sale of the land after subtraction of closing costs and other payments from the purchase price. The amount available for distribution amounted to $1,055,458. The amount distributed was determined based upon the underwritten equity balance of Realmark II in the JV Land. The Partnership's basis in the investment in the land has been adjusted to approximately 67% of the remaining partner's equity, which amounted to $97,625 at December 31, 2006. The 67% was determined based on the fact that Realmark II incurred all of the operating expenses over the years on the JV Land. The equity interest in the gain on the sale of this property is as follows:

         Investment in JV Land at 12/31/05                        $  108,997
         Equity interest in earnings of
            unconsolidated joint venture                             (10,337)
         Amount distributed to Partnership related to sale          (711,314)
         Expenses upon sale distributed to an affiliate              (34,380)
         Remaining equity interest at December 31, 2006              (97,625)
                                                                  -----------
         Equity interest in gain on sale                          $ (744,659)
                                                                  ===========

The Partnership also owns a 50% interest in a joint venture with Realmark Property Investors Limited Partnership VI-A, an affiliate, in an office park known as Research Triangle Industrial Park West (Realmark Research). In December 2006, the property was sold for a purchase price of $5,300,000. As indicated on the bottom of page F-11 of note 4, a reconciliation of the Partnership's investment in Realmark Research is follows:

         Investment in Research Triangle at 12/31/05            $   (906,592)
         Allocated net income ("Equity interest in earnings
           of joint venture")                                       (197,204)
         Remaining equity interest in Research Triangle             (529,547)
                                                                -------------
         Equity interest in gain on sale                        $ (1,633,343)
                                                                =============

3. Tell us why you are not recording earnings of your joint ventures in one line item titled equity in earnings of unconsolidated joint ventures.

Since the properties related to both joint ventures, which were sold in 2006, it seemed more appropriate to differentiate between the equity interest related to normal recurring operations ("ordinary income/ loss") and the equity share of the gain on the sale of the properties ("capital gain").

Note 4, Investments in Unconsolidated Joint Ventures, page F-10
---------------------------------------------------------------

4. Disclosures indicate that you are allocated 50% of any income, loss, gain, cash flow or sale proceeds. Please explain why you are being allocated less than 50% of the gain on sale from Research Triangle Industrial Park Joint Venture.

RPILP II - Gain on sale                                        $  1,633,343
RPILP-VIA - Gain on sale                                            566,920
RPILP-VIA - Increase in equity interest in unconsolidated
            joint venture                                         1,265,254
                                                               ------------
                Total gain on sale                             $  3,465,517
                                                               ============

Due to the fact that RPILP II sold a 50% interest in the Research Triangle Industrial Park Joint, at a date later than the original purchase, to RPILP-VIA, the equity positions on each respective partnerships financial statements was not equal to 50% of the equity as reported by Research Triangle Joint Venture. Over the years the operating expenses of the Joint Venture were not always shared equally between the two partnerships. In order to have the ending equity of each partnership equal 50% of the remaining joint venture upon the sale of the project, a slightly larger allocation of the gain was given to RPILP-VIA. As of December 31, 2006, the equity balances of RPILP-VIA and RPILP II are 50% each at $529,547.

5. Please explain why less than 100% of the gain on sale is being allocated to the partners in Research Triangle Industrial Park Joint Venture.

As detailed above, 100% of the gain on sale was allocated to the partners (RPILP II and RPILP- VIA) in Research Triangle Industrial Park Joint Venture, however $1,265,254 of the gain allocated to RPILP-VIA was recorded as an increase in equity interest in unconsolidated joint venture, rather than being disclosed as a gain on sale on RPILP-VIA. Since the remaining partners' equity of Realmark Research, LLC (known as Research Triangle Industrial Park West) amounted to $1,059,094 at December 31, 2006 the investment in the joint venture was adjusted to 50% of this amount at December 31, 2006. Note that the joint venture partners entered in as partners at different dates so the equity interest each was carrying was not 50/50 prior to the sale of Realmark Research.

The allocation of the net income (loss) before the gain on sale of property was allocated 50/50 to each of the joint venture partners. Realmark Research's net loss before the gain of the sale in the amount of ($394,408) was allocated 50/50 ($197,204 to each of the joint venture partners).

6. Please revise your disclosure to clarify the total amount of the gain on sale for Research Triangle Land Joint Venture, as well as the portion allocated to you.

Please see above response.

7. Please clarify to us why your basis in the investment in the land has been adjusted.

As indicated in note 4, there are two purchase money notes totaling $143,312 related to the sale of Research Triangle Land Joint Venture. As agreed to verbally with Adaron Group, the other joint venture partner, the two purchase money notes will be distributed 67% to the Partnership and 33% to Adaron Group. Therefore, the investment in Land Joint Venture was adjusted to 67% of the remaining basis. See response to #2 above for the allocation of 67%.

Exhibit 31
----------

8. We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file with your amendment to your Form 10-K certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Please clarify why the certification is not in proper form. We have compared our
Exhibit 31 to the form currently set forth in Item 601(b)(31) of Regulation S-K and based on our comparison the wording has not been changed in any respect.

         We trust that the above clarification is to your satisfaction and that an amendment to the above filing is not deemed necessary. We look forward to your response and welcome any further questions and clarification you may need.


                                                    Very truly yours,



                                                    /s/ Joseph M. Jayson
                                                    --------------------
                                                    Joseph M. Jayson
                                                    Individual General Partner